FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).

Enclosure:

1. Notice of Results
2. Director/PDMR Shareholding
3. Director/PDMR Shareholding

Notice of results

Cambridge, UK and Cambridge, Massachusetts - 28 February 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) will announce its preliminary results for the year ended 31 December 2005 on Thursday, 9 March 2006.

The results announcement will be released at 7.00 am GMT. An analyst briefing will be held at 9.00 am GMT at The Brewery, Chiswell Street, London EC1 and will also be accessible via a conference call. For details, contact Mo Noonan at Financial Dynamics on +44 (0) 20 7269 7116. An instant replay of the call will be available until Thursday, 16 March 2006 on telephone numbers UK: +44 (0) 20 7365 8427 and US: + 1 (617) 801 6888. The pin code is 38146945.

An audio webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available until 16 March 2006.

                                    -ends-

Enquiries:

Acambis plc

Lyndsay Wright,
VP Communications and Investor Relations:         Tel +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan:                                        Tel +44 (0) 20 7269 7116

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Increase in Directors' shareholdings


Cambridge, UK - 27 March 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces a number of transactions which took place on 24 March 2006 involving Directors' shareholdings in Acambis.


David Lawrence, Chief Financial Officer, purchased a total of 7,500 shares at 196.5p per share for himself and on behalf of certain family members. After this transaction, the shareholding in Acambis held by Mr Lawrence and on behalf of his family (being connected persons) was 8,300 shares, representing approximately 0.01% of Acambis' issued share capital.


Dr Peter Fellner, Non-executive Director, purchased 14,000 shares at 196.5p per share. After this transaction, the shareholding in Acambis held by Dr Fellner was 14,000 shares, representing approximately 0.01% of Acambis' issued share capital.



Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary                  Tel: +44 (0) 1223 275 300

Lyndsay Wright,
VP, Communications and Investor Relations




                                     -ends-



About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Directors' interests in shares


Cambridge, UK - 28 March 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that, on 27 March 2006, the following grants of options under the Acambis 1999 Share Option Scheme and awards under the Acambis Long-term Incentive Plan ("LTIP") were made to the three Executive Directors:


                                                                       Total shares over which
Director                         Share options       LTIPs               options held (note 1)

Gordon Cameron                         183,502      91,751                           1,006,235

David Lawrence                         100,000      50,000                             448,630

Dr Thomas Monath                        99,925      49,962                             593,466

Both the share options and LTIPs were granted over ordinary 10p shares. The share options were granted at exercise price of 197p per share. On exercise of the LTIP awards, a nominal GBP1.00 would be payable by each Director. The exercise periods applicable are 27 March 2009 to 26 March 2016 and 27 March 2009 to 26 September 2009 for the options and LTIPs respectively. No amount was payable by the Directors on the grant of these share options or LTIPs.


Note 1: The total shares over which options are held (share options and LTIPs) following all of the above transactions detailed within this news release.


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary             Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations

                                     -ends-



About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last six years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2004 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31 March, 2006                          ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.